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March 6, 2006


Mr. John Cash
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549


Re:   Strategic Diagnostics Inc.
      Form 10-K/A for the year ended December 31, 2004
      Filed February 22, 2006
      File No. 000-22400


Dear Mr. Cash:

This letter is in response to comments of the Staff contained in your letter to Anthony J. Simonetta, Vice President -- Finance and Chief Financial Officer of Strategic Diagnostics Inc. ("management", "we", "our", "us" or the "Company"), dated February 28, 2006. The comments in the Staff's letter have been set forth below, along with the Company's responses thereto.

The information contained herein is being furnished by the Company on a supplemental basis.

FORM 10-K/A FOR THE PERIOD ENDED DECEMBER 31, 2004
--------------------------------------------------

ITEM 9A. CONTROLS AND PROCEDURES
--------------------------------

1. WE NOTE YOUR STATEMENT THAT YOU BELIEVE YOU HAD REASONABLE SUPPORT FOR YOUR HISTORICAL METHOD OF ACCOUNTING FOR CERTAIN OF YOUR CUSTOM ANTIBODY ARRANGEMENTS. HOWEVER, AS NOTED IN OUR PRIOR COMMENT LETTERS AND CONFERENCE CALLS, THE CONTRACTUAL TERMS OF THESE ARRANGEMENTS DID NOT SUPPORT YOUR HISTORICAL METHOD OF REVENUE RECOGNITION UNDER THE PERCENTAGE-OF-COMPLETION SOP 81-1. IN LIGHT OF THE FACT THAT YOU RESTATED YOUR FINANCIAL STATEMENTS TO ACCOUNT FOR THESE CUSTOM ANTIBODY PROJECTS IN ACCORDANCE WITH SAB 104, IT IS UNCLEAR TO US HOW YOU WERE ABLE TO CONCLUDE THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE. BASED ON OUR ABOVE CONCERNS, PLEASE RE-EVALUATE YOUR CONCLUSION THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE. PLEASE AMEND YOUR FORM 10-K/A TO MORE FULLY DISCLOSE HOW YOU REACHED YOUR CONCLUSION THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE OR, IF NECESSARY, REVISE YOUR DISCLOSURES TO CONCLUDE THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES WERE INEFFECTIVE.

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As described in Item 9A of our Form 10-K/A for the year ended December 31, 2004, the Company's Chief Executive Officer and Chief Financial Officer reassessed our disclosure controls and procedures for this Form 10-K/A and concluded that, notwithstanding the need to restate previously issued financial statements, the Company's disclosure controls and procedures were operating effectively, as of December 31, 2004. This conclusion about the effectiveness of disclosure controls and procedures is based on management's conclusion that there was not a material weakness in internal control over financial reporting as of December
31, 2004, notwithstanding the restatement of financial statements. Factors leading to management's conclusion that there was not a material weakness in internal control over financial reporting are described below.

Paragraph E99 of the Public Company Accounting Oversight Board's (Board) Auditing Standard No. 2, An Audit of Internal Control Over Financial Reporting Performed in Conjunction with An Audit of Financial Statements, includes the Board's observation that a circumstance in which a restatement of previously issued financial statements reflects the SEC's subsequent view of an accounting matter, and when the auditor concludes that management had reasonable support for its original position, might present a good example of only a significant deficiency and not a material misstatement. Management believes its circumstances are consistent with this example, based on the following factors:

o During its 2001 review of the Company's 2000 Form 10-K, the SEC staff specifically inquired about the Company's percentage-of-completion accounting for custom antibody projects in a letter dated April 30, 2001. After the Company responded to the Staff's comment in a letter dated May 15, 2001, the Staff made no further comment on the matter in subsequent letters related to its review of the same 2000 Form 10-K.
o Management and the Company's independent public accountants believe the Company had a reasonable basis for its historical method of accounting as of December 31, 2004 because of the aforementioned 2001 comment letter in 2001 in which the SEC specifically considered the subject accounting and because the percentage-of-completion method of accounting for custom antibody projects previously used by the Company (and in use at December 31, 2004) had been consistently applied by the Company since at least 1996.

Management also considered the SEC's Staff Statement on Management's Report on Internal Control Over Financial Reporting, issued on May 16, 2005. That guidance, in section D., "Evaluating Internal Control Deficiencies," acknowledges that "[n]either Section 404 nor the Commission's implementing rules require that a material weakness in internal control over financial reporting must be found to exist in every case of restatement resulting from an error." The guidance goes on to indicate that management and the auditor "should use their judgment in assessing the reasons why a restatement was necessary and whether the restatement resulted from a material weakness in controls." Finally, the guidance indicates that the evaluation "should be based on all the facts and circumstances, including the probability of occurrence in light of the assessed effectiveness of the company's internal control, keeping in mind that internal control over financial reporting is defined as operating at the level of `reasonable assurance.'" While the Company is not yet subject to Section 404, and therefore has not performed a formal assessment of the effectiveness of internal control over financial reporting based on established criteria, management has nevertheless thoughtfully considered this guidance and the stated factors in concluding that its restatement of financial statements is not reflective of a material weakness in internal control over financial reporting.

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Based on the foregoing factors, the Company believes that as of December 31,
2004, there was not a material weakness in its internal control over financial reporting or in its disclosure controls and procedures that would require the Chief Executive Officer and Chief Financial Officer to conclude that those controls were not operating effectively.

If after considering the above, the Staff still believes our 2004 Form 10-K/A should include a disclosure as to how we reached our conclusion, the Company will amend the 2004 Form 10-K/A to include a discussion that will read substantially as follows:

"Management's belief that the Company had reasonable support for its historical method of accounting is based on factors that include the following:

     o the percentage-of-completion method of accounting for custom antibody projects previously used by the Company (and in use at December 31, 2004) had been consistently applied by the Company since at least 1996;
     o the Company's independent public accountants signed off on this accounting each year through the issuance of our Form 10-K for the year ended December 31, 2004; and
     o after the Company responded to an initial comment from the Staff during its 2001 review of the Company's 2000 Form 10-K, no further comment on the matter was received in subsequent letters related to its review of the same 2000 Form 10-K."

Any comments or questions with respect to the foregoing should be addressed to Anthony J. Simonetta of the Company at 302-456-6789 ext. 305.

Very truly yours,

/s/ Anthony J. Simonetta

Anthony J. Simonetta, Vice President - Finance and CFO

cc: Ellen Goitia, KPMG
    Justin Chairman, Morgan Lewis
    Patricia Armelin, SEC
    Jeanne Baker, SEC